As filed with the Securities and Exchange Commission on July 3, 2019

Registration No. 333-232393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Sunnova Energy International Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4931	30-1192746
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

(281) 985-9904

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Walter A. Baker

Executive Vice President, General Counsel and Secretary

Sunnova Energy International Inc.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

(281) 985-9904

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Davidson Travis J. Wofford Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234	David P. Oelman E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 is being filed for the purpose of filing Exhibits 3.1, 3.2, 4.2, 4.3, 4.4, 4.11, 5.1, 10.1, 10.2, 10.4, 10.6, 10.8, 10.10, 10.12, 10.27 and 23.1 to the Registration Statement (File No. 333-232393). No changes or additions are being made hereby to the Prospectus constituting Part I of the Registration Statement (not included herein) or to Items 13, 14 or 17 of Part II of this Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee	$ *
FINRA filing fee	*
NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our new amended and restated certificate of incorporation and bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We have entered into or will enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. We believe that these agreements and insurance policies are necessary to attract and retain qualified individuals to serve as directors and executive officers.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2016, Sunnova Energy Corporation has issued the following unregistered securities. Sunnova Energy Corporation believed the offers, sales, and issuances of the below securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, Section 3(a)(9) of the Securities Act because the issuance involved existing security holders exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Preferred Stock Issuances

In March 2016, we entered into a purchase and exchange agreement pursuant to which we issued an aggregate of 104,851,119 shares of our Series A convertible preferred stock between March 2016 and December 2017. Pursuant to that agreement, we issued 56,341,483 shares of Series A convertible preferred stock at a purchase price of approximately $5.32 per share for an aggregate purchase price of $300.0 million, we issued

13,514,630 shares of our Series A convertible preferred stock upon exchange of $72.0 million representing principal amount, PIK interest and make-whole amounts under the AP5H Mezzanine Facility and we issued 16,315,880 shares of our Series A convertible preferred stock upon exchange of all outstanding shares of Series A preferred stock and Series B preferred stock. For additional information on our Series A convertible preferred stock and the Capital Stock Conversions, please read the section entitled “Description of Our Capital Stock—Series A Convertible Preferred Stock” and “Corporate Reorganization.”

From November 2017 through January 2018, Sunnova Energy Corporation sold an aggregate of 10,723,861 shares of its Series B convertible preferred stock to accredited investors at a purchase price of $3.73 per share, for an aggregate purchase price of $40.0 million.

From March 2018 through November 2018, Sunnova Energy Corporation sold an aggregate of 30,344,827 shares of its Series C convertible preferred stock to accredited investors at a purchase price of $5.80 per share, for an aggregate purchase price of $176.0 million.

Exchanges of Preferred Stock

On March 16, 2016, all outstanding shares of Sunnova Energy Corporation’s Series A preferred stock and Series B preferred stock were exchanged for an aggregate of 16,315,880 newly issued shares of Sunnova Energy Corporation’s Series A convertible preferred stock.

On March 29, 2018, all outstanding shares of Sunnova Energy Corporation’s Series B convertible preferred stock were exchanged for an aggregate 11,112,285 newly issued shares of Sunnova Energy Corporation’s Series A convertible preferred stock.

Conversion of Preferred Stock to Common Stock

Immediately prior to or contemporaneously with the completion of this offering, the Registrant will issue                      shares of its common stock upon conversion of outstanding shares of convertible Series A preferred stock and Series C preferred stock.

Option Grants and Common Stock Issuances

Since January 1, 2016, Sunnova Energy Corporation has granted to its officers, employees and consultants options to purchase an aggregate of 13,744,791 shares of its common stock under its equity compensation plans at exercise prices ranging from approximately $5.33 to $11.64 per share.

Since January 1, 2016, Sunnova Energy Corporation has issued and sold to its officers, employees and consultants an aggregate of 54,918 shares of its common stock upon the exercise of options under its equity compensation plans at an exercise price of $0.79 per share, for aggregate consideration of approximately $50,000.

Senior Convertible Notes

On April 24, 2017, Sunnova Energy Corporation issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. In April 2019, the terms of the remaining $44.9 million aggregate principal amount of these senior secured notes were amended so that, among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible note to equity in connection with this offering.

We expect that, immediately following the completion of this offering, and assuming gross proceeds to us from this offering of at least $225.0 million, the holders of the senior convertible notes, of which $44.9 million aggregate principal amount are currently outstanding, will exercise their right to convert all their notes into an aggregate shares of              common stock at an assumed conversion price equal to $         per share (which price is based on the mid-point of the price range set forth on the cover of this prospectus), plus a cash payment equal to accrued and unpaid cash and pay-in-kind interest to the date of conversion. To the extent any holders do not convert their notes, we will be obligated to redeem such notes at a price equal to par, plus a cash payment equal to accrued and unpaid cash and pay-in-kind interest to the date of redemption, together with an amount of cash equal to the IPO redemption premium. If the gross proceeds of this offering are less than $225 million, we will not be obligated (but may elect) to redeem more than 50% of any notes which the holders do not elect to convert, as long as the subordinated convertible note has converted into common stock in connection with this offering.

Subordinated Convertible Notes

In August 2017, Sunnova Energy Corporation issued a convertible note for $15.0 million to Energy Capital Partners, which is subordinated to Sunnova Energy Corporation’s senior secured notes, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation’s senior secured notes or (b) November 2018. This subordinated convertible note was terminated in October 2017.

In March 2018, Sunnova Energy Corporation issued a convertible note for $15.0 million to Energy Capital Partners, which is subordinated to Sunnova Energy Corporation’s senior convertible notes, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation’s senior convertible notes or (b) May 2019. In January 2019, the terms of this subordinated convertible note were amended to extend the maturity date from May 2019 to December 2019.

In June 2019, Sunnova Energy Corporation issued a subordinated convertible note for $15.0 million to certain of its existing stockholders, including Energy Capital Partners, which is subordinated to Sunnova Energy Corporation’s senior convertible notes and ranks equally with the 2019 subordinated convertible note, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation’s senior convertible notes or (b) December 2021.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into shares of Series A convertible preferred stock, which in turn will convert into              shares of common stock in the Preferred Stock Conversions (assuming a conversion price equal to              $             per share and excluding the number of shares issuable for accrued and unpaid interest).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Form of Second Amended and Restated Certificate of Incorporation of Sunnova Energy International Inc.

3.2	Form of Second Amended and Restated Bylaws of Sunnova Energy International Inc.

4.1*	Form of Common Stock Certificate.

4.2	Form of Stockholders Agreement among Sunnova Energy International Inc. and certain holders of its capital stock, to be in effect upon the completion of this offering.

4.3	Form of Second Amended and Restated Registration Rights Agreement among Sunnova Energy International Inc. and certain stockholders party thereto, to be in effect upon the completion of this offering.

4.4	Form of Amended and Restated Piggyback Registration Rights Agreement among Sunnova Energy International Inc. and certain stockholders party thereto, to be in effect upon the completion of this offering.

4.5#¥	Indenture, among Helios Issuer, LLC and Wells Fargo Bank, National Association, dated April 19, 2017.

4.6#	Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated April 24, 2017.

4.7#¥	First Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated November 21, 2017.

4.8#	Second Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated September 28, 2018.

4.9#	Third Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated January 18, 2019.

4.10#	Fourth Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated April 5, 2019.

4.11	Fifth Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated June 26, 2019.

4.12#¥	Indenture, among Sunnova Helios II Issuer, LLC and Wells Fargo Bank, National Association, dated November 8, 2018.

4.13#¥	Indenture, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated March 28, 2019.

4.14#¥	Indenture Supplement No. 1, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated March 28, 2019.

4.15#¥	Indenture Supplement No. 2, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated June 7, 2019.

4.16#¥	Indenture, among Sunnova Helios III Issuer, LLC and Wells Fargo Bank, National Association, dated June 27, 2019.

Exhibit Number	Description

5.1	Form of Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.

10.1¥	Note Purchase Agreement, among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management, LLC, and the Purchasers named therein, dated March 28, 2019.

10.2¥	Note Purchase Agreement Supplement No. 1, among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management LLC, and the Purchasers named therein, dated March 28, 2019.

10.3#¥	Note Purchase Agreement Supplement No. 2 and Amendment among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management LLC, and the Purchasers named therein, dated June 7, 2019.

10.4¥	Amended and Restated Credit Agreement, among Sunnova Asset Portfolio 4, LLC, Texas Capital Bank, Viewpoint Bank, National Association, and the Lenders from time to time party thereto, dated June 28, 2019.

10.5#¥	Amended and Restated Credit Agreement, among Sunnova LAP Holdings, LLC, Sunnova LAP I, LLC, Sunnova LAP II, LLC, Sunnova SSA Management, LLC, Sunnova Asset Portfolio 7 Holdings, LLC, Credit Suisse AG, New York Branch, Wells Fargo Bank, National Association, U.S. Bank National Association, the Funding Agents from time to time party thereto, and the Lenders from time to time a party thereto, dated November 8, 2018.

10.6	Amended and Restated Limited Performance Guaranty, among Sunnova Energy Corporation, Sunnova LAP Holdings, LLC, Sunnova LAP I, LLC, Sunnova LAP II, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019.

10.7#¥	Amended and Restated Credit Agreement, among Sunnova EZ-Own Portfolio, LLC, Sunnova SLA Management, LLC, Sunnova Asset Portfolio 7 Holdings, LLC, Credit Suisse AS, New York Branch, Wells Fargo Bank, National Association, U.S. Bank National Association, the Funding Agents from time to time party thereto, and the Lenders from time to time party thereto, dated March 27, 2019.

10.8	Third Amended and Restated Limited Performance Guaranty among Sunnova Energy Corporation, Sunnova EZ-Own Portfolio, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019.

10.9#¥	Amended and Restated Credit Agreement, among Sunnova TEP II Holdings, LLC, Sunnova TE Management II, LLC, Credit Suisse AG, New York Branch, the Funding Agents from time to time party thereto, and the Lenders from time to time party thereto, dated March 29, 2019.

10.10	Amended and Restated Parent Guaranty among Sunnova Energy Corporation, Sunnova TEP II Holdings, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019.

10.11#¥	Subordinated Convertible Promissory Note by Sunnova Energy Corporation, dated March 12, 2018.

10.12¥	Subordinated Convertible Promissory Note by Sunnova Energy Corporation, dated June 28, 2019.

10.13#	Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated August 29, 2014, for 42,238 square feet of office space known as Suites 350, 475, and 750 of the building located at 20 East Greenway Plaza, Houston, Texas 77046.

10.14#	Amendment No. 1 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated as dated May 18, 2015.

10.15#	Amendment No. 2 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated June 1, 2015.

10.16#	Amendment No. 3 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated November 15, 2018.

Exhibit Number	Description

10.17#	Amendment No. 4 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated May 7, 2019.

10.18#+	2013 Stock Option Plan, dated December 20, 2013.

10.19#+	Amendment No. 1 to 2013 Stock Option Plan, dated March 16, 2016.

10.20#+	Stock Option Plan, dated March 16, 2016 and option agreements issued thereunder.

10.21#+	First Amendment to Stock Option Plan, dated March 15, 2016 and option agreements issued thereunder.

10.22#+	2019 Long-Term Incentive Plan by and between Sunnova Energy International Inc. and certain of its employees and directors.

10.23#+	Form of Restricted Stock Unit Award Letter.

10.24#+	Form of Option Award Letter.

10.25#+	Form of Restricted Stock Unit Award Letter for Non-Employee Director.

10.26#+	Form of Executive Severance Agreement.

10.27	Form of Indemnification Agreement.

21.1#	List of subsidiaries of the Registrant.

23.1	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

23.2#	Consent of PricewaterhouseCoopers LLP.

23.3#	Consent of PricewaterhouseCoopers LLP.

24.1#	Powers of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
¥	Portions of this exhibit have been omitted.
#	Previously filed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 3rd day of July, 2019.

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ William J. Berger
William J. Berger
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William J. Berger William J. Berger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 3, 2019

/s/ Robert L. Lane Robert L. Lane	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 3, 2019

* Rahman D’Argenio	Director	July 3, 2019

* Matthew DeNichilo	Director	July 3, 2019

* Doug Kimmelman	Director	July 3, 2019

* Mark Longstreth	Director	July 3, 2019

* Michael C. Morgan	Director	July 3, 2019

* C. Park Shaper	Director	July 3, 2019

* Scott D. Steimer	Director	July 3, 2019

/s/ William J. Berger William J. Berger	As Attorney-in-fact	July 3, 2019

*

William J. Berger hereby signs this Amendment No. 1 to the Registration Statement on behalf of the indicated person for whom he is attorney-in-fact pursuant to powers of attorney previously included with the Registration Statement on Form S-1 of Sunnova International Inc. filed on June 27, 2019 with the Securities and Exchange Commission.